Exhibit 99.17

Certificate of Incorporation	Certificat de constitution
Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

South Bow Corporation
Corporate name / Dénomination sociale

1560903-8
Corporation number / Numéro de société

I HEREBY CERTIFY that the above-named corporation, the articles of incorporation of which are attached, is incorporated under the Canada Business Corporations Act.	JE CERTIFIE que la société susmentionnée, dont les statuts constitutifs sont joints, est constituée en vertu de la Loi canadienne sur les sociétés par actions.

/s/ Hantz Prosper
Hantz Prosper
Director / Directeur
2023-12-15
Date of Incorporation (YYYY-MM-DD) Date de constitution (AAAA-MM-JJ)

Form 1 Articles of Incorporation	Formulaire 1 Statuts constitutifs
Canada Business Corporations Act (s. 6)	Loi canadienne sur les sociétés par actions (art. 6)

1	Corporate name
Dénomination sociale South Bow Corporation
2	The province or territory in Canada where the registered office is situated
La province ou le territoire au Canada où est situé le siège social AB
3	The classes and any maximum number of shares that the corporation is authorized to issue
Catégories et le nombre maximal d’actions que la société est autorisée à émettre See attached schedule / Voir l’annexe ci-jointe
4	Restrictions on share transfers
Restrictions sur le transfert des actions None
5	Minimum and maximum number of directors
Nombre minimal et maximal d’administrateurs Min. 3 Max. 13
6	Restrictions on the business the corporation may carry on
Limites imposées à l’activité commerciale de la société None
7	Other Provisions
Autres dispositions See attached schedule / Voir l’annexe ci-jointe
8	Incorporator’s Declaration: I hereby certify that I am authorized to sign and submit this form.
Déclaration des fondateurs : J’atteste que je suis autorisé à signer et à soumettre le présent formulaire.

Name(s) - Nom(s)	Original Signed by - Original signé par

Jeffrey J. Bakker	Jeffrey J. Bakker
Jeffrey J. Bakker

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou l’une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la Loi sur les renseignements personnels permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

IC 3419 (2008/04)

SCHEDULE

AUTHORIZED CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares. The rights, privileges, restrictions and conditions attached to the Common Shares and Preferred Shares are as follows:

1.	Common Shares

The rights of the holders of the Common Shares are equal in all respects and include the following rights:

(a)	to vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote;

(b)

subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive any dividend declared by the Corporation on the Common Shares; and

(c)

subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Corporation, to receive the remaining property of the Corporation upon dissolution.

2.	Preferred Shares

(a)

The Preferred Shares may be issued from time to time in one or more series with such rights, restrictions, privileges, conditions and designations attached thereto as shall be fixed from time to time before issuance by any resolution or resolutions providing for the issue of the shares of any series which may be passed by the board of directors of the Corporation and confirmed and declared by articles of amendment. Reference to one class or series of shares ranking on a parity with another class or series of shares shall mean ranking on a parity with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary to the extent of their respective rights in that connection.

(b)

The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series, provided, however, that when in the case of any of such shares any cumulative dividends or amounts payable on a return of capital are not paid in full in accordance with their respective terms, the Preferred Shares of all series shall participate ratably in respect of such dividends (including all unpaid accumulated dividends which for such purpose shall be calculated as if the same were accruing up to the date of payment) in accordance with the sums which would be payable on said shares if all such dividends were declared and paid in full in accordance with their respective terms, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full in accordance with their respective terms, and provided further that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the said shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends as aforesaid.

(c)

The Preferred Shares shall be entitled to preference over the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares with respect to payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, to the extent fixed in the case of each respective series, and may also be given such other preferences over the Common Shares of the Corporation and any other shares of the Corporation ranking junior to the said Preferred Shares as may be fixed in the case of each such series.

SCHEDULE

OTHER PROVISIONS

1.

Authorization to Appoint Additional Directors. The directors may, within the maximum number permitted by the articles, appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.